TARTER
KRINSKY &
DROGINLLP
ATTORNEYS AT LAW

1350 BROADWAY, 11TH FLOOR
NEW YORK, NY 10018
TEL: (212) 216-8000
FAX: (212) 216-8001

August 25, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
Attention:	Barbara C. Jacobs,
Assistant Director

Re:	EnterConnect Inc.
Amendment No. 2 and 3 to Form SB-2 on Form S-1/A
Filed July 21 and August 6, 2008, respectively
File No. 333-148797

Dear Ms. Jacobs:

Please be advised that this firm is special securities counsel to EnterConnect Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated August 7, 2008 (the “Comment Letter”).  In response to these comments, the Issuer has caused to be filed Amendment No. 4 on Form S-1, a copy of which is enclosed with the original of this letter.  The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary.  Changes are illustrated by underscoring or strikethough.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

The Company has Material Future Financial Needs

1.
Consistent with your response to prior comment 10 of our letter dated April 29, 2008, please revise the risk factor to state specifically that the company has sufficient cash resources to fund six months of operations at its current rate of expenditure. Disclose how much additional funding will be required in order for the company to meet its financial obligations for 12 months of operations.

The risk factor was revised as follows:

The Company has Material Future Financing Needs

The Company's business model requires additional financing in order to expand its marketing and sales efforts. No assurance can be given that additional financing will be available to the Company on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity securities, further dilution to existing equity holders will result. If adequate additional funds are not available, the Company may be required to curtail significantly its long-term business objectives and its results from operations may be materially and adversely affected.  Accordingly, there is substantive doubt whether the Company can fulfill its business plan or commence revenue generating operations.  As of July 31, 2008, the Company had $900,000 in cash.  We believe that existing funds will be sufficient to fund operations for the next three months based on our estimated future operations.  ~~If we do not generate sufficient revenue to cover our operating expenses, we will need approximately $2.5 million to meet our obligations over the next 12 months.~~Our cash needs over the next 12 months to cover our operating expenses are $3.4 million.  If we do not generate sufficient revenues to cover our operating expenses, additional financing will be required.

Selling Stockholders, page 17

2.
We note that although the registration statement has been amended to reduce the number of shares covered to shares underlying warrants, the selling stockholder section continues to state that the shares being offered by the selling stockholders “are issuable upon conversion of the convertible notes, and upon exercise of the warrants.” Please reconcile this statement and any similar statements with the disclosure on the cover page of the registration statement.

The Selling Stockholders section was amended as set forth below, there was no other occurrence of the statement.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are issuable upon ~~conversion of the convertible notes, and~~ exercise of the warrants. For additional information regarding the issuance of those convertible notes and warrants, see "Private Placement of Convertible Notes and Warrants" above.  We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the convertible notes and the warrants issued pursuant to the Securities Purchase Agreement, the selling stockholders have not had any material relationship with us within the past three years.

Exhibit 5.1

3.
We note that you have provided an opinion of counsel opining on New York law though EnterConnect, Inc. is a Nevada company.  Further, we note that the opinion specifically states that counsel is not permitted to practice in Nevada. The matters opined upon must be given with respect to the laws of the jurisdiction on incorporation of the registrant. Please review the opinion accordingly. If the opinion will be provided by Tarter Krinsky & Drogin LLP, please delete the statement that counsel is not permitted to practice in Nevada.

The opinion of Tarter Krinsky & Drogin LLP as set forth in Exhibit 5 has been supplanted with the opinion of Taylor, Busch, Slipakoff & Duma, LLP

4.
In the opinion, counsel states that the shares to be sold by the selling shareholders are validly issued, fully paid and non-assessable. However, all of the shares underlie warrants that have not yet been exercised. Please revise the opinion as appropriate.

The current opinion provides:

Based upon and subject to the foregoing, we are of the opinion that the Shares have been duly authorized, and that the Shares will be validly issued, fully paid and non-assessable upon their issuance in accordance with the terms and conditions of those documents pursuant to which the Warrants were issued.

5.	In addition, because the opinion is expressed as of the date it was rendered, please ensure that it is updated so that it refers to a date closer to the desired time of effectiveness.

The Issuer will ensure that the opinion is updated to refer to a date more recent to the effectiveness of the Issuer’s registration statement.

Should you have any questions or require any further information, please do not hesitate to contact us.

Very truly yours,

/s/ Tarter Krinsky & Drogin LLP
Tarter Krinsky & Drogin LLP
PC/eph